

November 18, 2010

Eitan Livneh
Chief Executive Officer
Magal Security Systems Ltd.
P.O. Box 70
Industrial Zone, Yahud
56100 Israel

> **Re: Magal Security Systems Ltd.**
> **Form 20-F for the Year Ended December 31, 2009**
> **Filed May 3, 2010**
> **File Number 000-21388**

Dear Mr. Livneh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Operating and Financial Review and Prospects, page 24

1. In future filings, please provide more robust disclosure relating to the company's financial condition and operating performance, including liquidity and capital resources, changes in financial condition and results of operations. For example, we note the various issues raised by the recent dissident shareholder proposal and the company's adoption of a new strategic plan, as disclosed in the Form 6-K filed on August 18, 2010.

   MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business. Management has a unique perspective on its business that only it can present. As such, MD&A should not be a recitation of financial statements in narrative form or a series of technical responses to MD&A requirements, neither of which provides this important management perspective.

Goodwill, page 29

2. We note your statement at the top of page 29 that your operating segments also constitute your two reporting units ("Projects" and "Perimeter"). However, at the bottom of the page you discuss the 2008 impairment test where you determined the fair value of your European and U.S. subsidiaries. Please clarify for us exactly how you determined your reporting units. Refer to your basis in accounting literature.

Concentrations of credit risk, page 30

3. We note that you reversed $153,000,000 in bad debt expense for the year ended December 31, 2009. Please tell us why you believe the reversal is appropriate.

Consolidated Statements of Operations, page F-5

4. Please tell us and disclose in your footnotes what your non-controlling interest relates to. If you acquired a new entity or part of a new entity in 2009 please provide all the disclosure required by ASC 805.

Note 2: - Significant Accounting Policies page F-11

w. Derivative instruments, page F-23

5. Please provide disclosure as required by ASC 815. Provide us with your proposed disclosure.

x. Fair value measurements, page F-23

6. Please provide disclosure as required by ASC 820. Provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, who supervised the review of your filing, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director